NEITHER THIS NOTE NOR THE NUMBER OF SHARES OF COMMON STOCK OR PREFERRED STOCK INTO WHICH IT IS CONVERTIBLE (COLLECTIVELY, “SECURITIES”) HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE “SECURITIES ACT”), OR UNDER THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION.

TRANSFER OF THE SECURITIES IS SPECIFICALLY RESTRICTED AS A MATTER OF LAW. THE INVESTOR WILL BE REQUIRED TO RETAIN OWNERSHIP OF THE SECURITIES AND BEAR THE ECONOMIC RISK OF THE INVESTOR’S INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND MAY FACE THE LOSS OF THE INVESTOR’S ENTIRE INVESTMENT. IN NO EVENT MAY THE INVESTOR SELL THE SECURITIES OR OTHER SECURITIES INTO WHICH THE NOTES MAY BE CONVERTED, UNLESS THE SAME ARE REGISTERED UNDER APPLICABLE SECURITIES LAWS OR AN EXEMPTION FROM SUCH REGISTRATION BECOMES AVAILABLE TO THE INVESTOR.

THIS NOTE MAY RESULT IN THE REPORTING OF TAXABLE INTEREST INCOME TO THE INVESTOR EVEN THOUGH THE COMPANY IS NOT REQUIRED TO AND IS NOT EXPECTED TO PAY INTEREST PRIOR TO MATURITY OR CONVERSION.

UNSECURED CONVERTIBLE PROMISSORY NOTE

FOR VALUE RECEIVED, the undersigned, CAPSLL, Inc., a Delaware corporation (the “Company”), hereby promises to pay to the order of each person purchasing a convertible promissory note referencing this Agreement (“Investor”), in lawful money of the United States of America at such place as Investor may direct, $[___] (such amount is hereinafter referred to as the “Principal”), plus any accrued but unpaid interest thereon.

This Convertible Promissory Note, as the same may be amended or supplemented from time to time, is referred to hereinafter as the “Note.” Capitalized terms that are not defined herein will have the meaning ascribed to such term in the Convertible Note Purchase Agreement dated on or about the Effective Date (as defined below) between Company and Investor (as amended from time to time, the “Note Purchase Agreement”). By purchasing and accepting this Note, Investor agrees to all the rights, obligations and duties of Investor as stated herein.

The terms and conditions of this Note are as follows:

1. Terms of Payment.

(a) *Maturity*. Except with respect to all or any portion of the Principal and Interest (as defined below) evidenced by this Note that is converted as provided for in Section 6 herein, or that is prepaid as provided for in Section 1(e) herein, the Principal and accrued, unpaid interest will be payable on or before October 1, 2024 (the “Maturity Date”). The Investor may convert the Note as set forth in Section 6 below.

(b) *Interest*. Interest on the unpaid, unconverted Principal will accrue at Five and 00/100 percent (5.00%) simple interest per annum (“Interest”) until the Maturity Date and will be payable upon the earlier of (i) the Maturity Date, or (ii) the date of the conversion of such Principal (and accrued, unpaid interest) pursuant to Section 6 of this Note.

(c) *Location; No Setoff*. All payments of Principal and Interest will be made at the address of

Investor set forth in Section 12. All payments will be made in immediately available funds without setoff, counterclaim or other deduction of any nature whatsoever.

(d) *Rights of Investor as Member of Group of Investors*. This Note is a part of a series of notes cumulatively of Principal of up to Two Hundred Fifty Thousand and 00/100 Dollars ($250,000.00) or such higher amount as approved by the Board of Directors (the "Notes"). The Company shall maintain a ledger of all Holders.

(e) *Prepayment*. Company will have a right of prepayment prior to Maturity, provided, however, upon notice to Investor of any prepayment, Investor shall have the right to convert the Note pursuant to Section 6(b).

(f) *Payments*.

(i) ACH Deposit. All payments of principal and interest on the Notes will be made in U.S. dollars as Automated Clearing House (ACH) deposits into an account designated (the "Designated Account") by each Investor. Each Investor acknowledges and agrees that any payment made timely to the Designated Account shall be deemed delivered even if the payment is rejected, or otherwise unable to be transferred because the Investor's Designated Account is no longer valid for any reason.

(ii) Non-ACH Payments Processing Fee. To the extent an Investor does not authorize the Issuer to make ACH distributions into its Designated Account, payments to such Investor will be made by check and mailed to such Investor at the address provided by Investor on the Site after deduction by the Issuer from each such check of a Fifty Dollar ($50) processing fee (the "Processing Fee"). All Processing Fees shall be credited against the outstanding amounts due under such Investor's Note. In the event the monthly amount payable to such Investor is less than the Processing Fee, the balance of the Processing Fee shall accumulate and be payable out of the Issuer's next payment installment to the Investor. In the event the total amount that remains outstanding under such Investor's Note is less than the amount of the accumulated Processing Fee, the obligations due and owing to the Investor under its Note shall be deemed satisfied and paid in full.

2. Use of Proceeds. Net proceeds from the Notes may be used by Company for working capital purposes, including, but not limited to, technology and product development, marketing, sales, and staffing.

3. Events of Default; Acceleration.

(a) *Event of Default*. Each of the following events shall be treated as an "Event of Default":

(i) Failure of Company to make any of the payments under this Note when due if such failure to pay continues for five (5) days after written notice is given that payment is due;

(ii) Failure of Company to comply with, perform or observe any one or more of its covenants or agreements under this Note or the Note Purchase Agreement if such failure continues for thirty (30) days after written notice is given of such failure;

(iii) Company becomes insolvent or bankrupt, becomes generally unable to pay its debts as they become due, voluntarily suspends the transaction of its business, or makes an assignment for the benefit of creditors;

(iv) The commencement by or against Company of any bankruptcy, insolvency, liquidation, receivership or similar proceedings which, in the case of an involuntary proceeding, will remain unstayed or undischarged for a period of ninety (90) days after its commencement, or the taking by or against Company of any corporate action for the purpose of effecting any of the foregoing;

(v) A default by Company in the payment or performance of any obligation or indebtedness to another person that could be expected to have a material adverse effect on Company or its ability to repay the amounts due under this Note;

(vi) Imposition of any lien against Company or its assets whether by operation of law or by consent, except where such lien does not have a material adverse effect on the properties, operation, profits or financial condition of Company; or

(vii) Company shall substantially change the nature of its business, without the prior written consent of the Investor.

4. <u>Transfer Agent</u>.

(a) *Appointment*. Company has engaged hereby designates, appoints, and authorizes KoreConX Inc. act as the initial "<u>Transfer Agent</u>" for Company and facilitate delivery of electronic certificates, and other compliance requirements to Investor under this Note and any other document or instrument reasonably necessary to give effect to the transactions contemplated by this Note. Company hereby authorizes the Transfer Agent to take such action on its behalf under the provisions of this Note, and to exercise such powers and to perform such duties hereunder as are specifically delegated to or required of the Transfer Agent, together with such powers as are reasonably incidental thereto.

5. <u>Remedies upon Event of Default</u>.

(a) If an Event of Default has occurred and has not been cured within the applicable cure period, if any, or waived by the Investor in writing, the Investor may, at its option, (a) by written notice to Company, declare the entire unpaid Principal and accrued but unpaid Interest thereon, immediately due and payable regardless of any prior forbearance, and (b) exercise any and all rights and remedies available to it under this Note, the Note Purchase Agreement and applicable laws.

(b) The Investor may not personally take any action to enforce the terms of this Note. Instead, all actions shall be taken by the Investor.

6. <u>Conversion Rights</u>.

(a) *Automatic Conversion*.

(i) <u>Automatic Conversion upon Qualified Financing</u>. In the event that Company issues equity (an "<u>Issuance of Securities</u>") of Company's Equity Securities (as defined in Section 7(a)) in connection with a Qualified Financing (as defined in Section 7(b)), all of the outstanding Principal, and all of the then accrued but unpaid Interest will automatically convert (without any action on behalf of Investor), into fully paid and non-assessable stock of the type of Equity Securities issued by Company in connection with such Qualified Financing. The number of such Equity Securities into which this Note will convert will be equal to the quotient of (x) the outstanding Principal plus the then accrued but unpaid Interest, divided by (y) Eighty and 00/100 percent (80.00%) of the Established Price Per Share (as defined in Section 7(c)) for such Equity Securities, such conversion price per unit not to exceed a price per Equity Security greater than $5,000,000 divided by the number of outstanding stock on a Fully-Diluted Basis (as defined in Section 7(e)). Company will issue such Equity Securities to Investor and provide other contract rights on terms (excluding management representation rights) no less favorable than those terms offered to any other party acquiring Equity Securities in connection with such Qualified Financing.

(ii) <u>Notice of Proposed Issuance Regarding Qualified Financing</u>. If Company proposes to undertake an Issuance of Securities in connection with a Qualified Financing, it will give Investor written notice (a "<u>Notice of Proposed Issuance</u>") of its intention, describing the type and amount of Equity Securities proposed to be issued in such Issuance of Securities; the proposed purchase price therefore; the terms upon which Company proposes to issue such Equity Securities; the number, and total value, of such Equity Securities to which Company believes Investor is entitled; and the scheduled closing date. Company will give Investor such Notice of Proposed Issuance at least thirty (30) days prior to Company's closing ("<u>Notice Requirement</u>") on such Qualified Financing and Company's accompanying Issuance of Securities, and Company will thereafter promptly inform Investor of the status of the negotiations relating to the proposed Issuance of Securities and the scheduled closing date so that Investor may convert this Note and acquire Equity Securities simultaneously with such closing.

(b) *Optional Conversion*.

(i) <u>Optional Conversion</u>. At any time prior to Company's full satisfaction of this Note or Notice of Proposed Issuance, Investor will have the right, but not the obligation, to convert all but not less than all of the outstanding Principal, and all or any portion of the then- accrued but unpaid Interest, into fully paid and non-assessable common shares at a price based on $5,000,000 divided by the number of outstanding shares on a Fully-Diluted Basis.

(ii) <u>Optional Conversion upon Significant Transaction</u>. If, prior to the Maturity Date and prior to Company's consummation of a Qualified Financing, (a) Company proposes to merge or consolidate with or into another entity in a transaction in which the Equity Security Investors of Company do not own 50% or more of the equity securities of the surviving entity, or (b) Company proposes to sell or otherwise dispose of all or substantially all of the assets of Company, or (c) the Equity Security Investors of Company transfer in one or more series of related transactions greater than 50% of the then issued and outstanding Equity Securities of Company (each, a "<u>Significant Transaction</u>"), Investor will have the right to elect one of the following: (1) convert the Principal and all accrued but unpaid interest on the basis set forth in Section 6(b)(i); or (2) surrender this Note for cancellation at the closing of such Significant Transaction, in which event Company will pay to Investor an amount in cash equal to the then outstanding Principal plus any then-accrued but unpaid Interest or, if full repayment of the Note cannot be made, enforce its rights as an unsecured creditor to the fullest extent permitted by law.

(c) *Notice of Significant Transaction*. If Company proposes to undertake a Significant Transaction, it will give Investor written notice (a "<u>Notice of Significant Transaction</u>") of its intention not less than thirty (30) days from the date of the proposed closing of such Significant Transaction. The Notice of Significant Transaction will describe material facts concerning the Significant Transaction, including the Enterprise Value of Company (as defined below) and the value of Company's potential net "conversion rights" imputed by such Significant Transaction, and the terms and conditions upon which Company proposes to consummate such Significant Transaction. Company will continue during such thirty (30) day period to inform Investor of the status of the negotiations relating to any proposed Significant Transaction and the scheduled closing date therefor. Upon approval by the Investor, Company may shorten the time period for the Notice of Significant Transaction requirement.

(d) *Investor's Rights*. Investor will have thirty (30) days from the date of receipt of the Notice of Significant Transaction (or such shorter period approved by the Investor) to elect, by giving written notice ("Transaction Conversion Notice") to Company of (a) its election under Section 6(b)(i)or 6(b)(ii). Company will, as soon as practicable after the closing of such Significant Transaction, issue and deliver, or cause the surviving entity to issue and deliver, to Investor the cash payment or a certificate or certificates for the number of shares of the surviving entity to which Investor is entitled.

7. Definitions.

(a) *Equity Securities*. The term "Equity Securities" will mean any shares, including common stock, and preferred stock of any series or class issued in a bona fide capital raising transaction, whether or not authorized as of the date hereof, and all rights, options, or warrants to purchase such common stock or preferred stock, and stock of any type whatsoever that are, or may become, convertible into such common stock or preferred stock. "Equity Securities" will not include (a) shares issued by Company in the acquisition of another corporation or other entity by Company by merger or by purchase of all or substantially all of the assets of another company or other reorganization of Company whereby Company or its members own more than fifty percent (50%) of the voting power of the surviving or successor entity, (b) the number of Company's common stock or preferred stock, or stock convertible into such stock, or stock issued in connection with debt financing provided by one or more institutional lenders, in an aggregate amount of $1or greater where the stock issued do not exceed greater than one percent (1%) of Company's outstanding equity on a fully-diluted basis, (c) the number of Company's stock or related options to acquire stock of Company issued to employees, consultants, officers, directors, and advisors of Company pursuant to any option, grant, purchase or other similar compensation plan approved by the Managers of Company, (d) the number of Company's common stock or preferred stock issued in connection with any recapitalization of Company, or (e) stock issued pursuant to commitments outstanding as of the date of this Note, including without limitation, warrants, notes or options.

(b) *Qualified Financing*. The term "Qualified Financing" will mean the sale of Equity Securities to one or more venture capital, private equity, or high net worth, corporate, or other institutional investors in one or a series of related capital raising transactions for the same stock resulting in gross proceeds to Company of at least One Million and 00/100 Dollar ($1,000,000), excluding the proceeds of this Note or other or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity).

(c) *Established Price Per Share*. The term "Established Price Per Share" will mean the consideration received by Company per each of the Equity Securities that were issued by Company in such Issuance of Securities.

(d) *Enterprise Value of Company*. The term "Enterprise Value of Company" will mean the fair market value of the Company, determined with respect to the value of Company as a whole as a privately-held entity with illiquid stock as established by the pricing in any proposed Qualified Financing or by any third party affecting a Significant Transaction. The Company will include the determination of the Enterprise Value of Company in any and all Notices it provides to Investor under either Section 6(a) or 6(b), as part of its calculation of the Established Price per Unit.

(e) *On a Fully Diluted Basis*. The term "On A Fully Diluted Basis" will mean the total number of Equity Securities which are issued and outstanding, plus the total number of common stock which would be issued and outstanding assuming the exercise of all granted options, whether vested or unvested, and warrants and other rights to purchase common stock, excluding the conversion of this Note and any other convertible note.

8. <u>No Impairment and Adjustments</u>. Company will not, by amendment of its Certificate of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of stock or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by Company, but will at all times in good faith assist in the carrying out of all the provisions of this Note in the taking of all such action as may be necessary or appropriate in order to protect the conversion right against impairment. Additionally, share numbers and other references contained herein (including conversion rights in Section 6) will be appropriately adjusted to take into account any recapitalization as determined to be appropriate by the Company's Board of Directors.

9. <u>Unsecured Obligations of the Company; Subordination</u>.

(a) Notwithstanding anything contained herein to the contrary, the obligations of the Company to the Investor under this Note shall be unsecured obligations of the Company, which carry no voting rights as it relates to the operations of the Company. The obligations in this Note are the corporate obligation of the Company only and no recourse shall be had against any past, present or future shareholder or director of the Company directly.

(b) The rights and indebtedness evidenced by this Note are subordinated and junior in right of payment, to the extent and in the manner enforceable by Federal and applicable state laws, to all indebtedness owed by the Company to the existing senior creditors of the Company or any commercial bank or other lending institution seeking to issue a secured loan to the Company in the future ("Senior Creditors") of the Company, whether now existing or hereinafter arising, plus all interest, expenses, and fees related thereto (such indebtedness, hereinafter referred to as the "Senior Debt"). If at any point in the future, non-senior, unsecured debt financing is obtained by the Company, this Note shall be senior in its position among all unsecured creditors.

(c) Upon the Company's receipt of notice from a Senior Creditor of a default by the Company under the Senior Debt, the Company shall stop making payments under this Note. Any payments received by the Investor after receipt of such notice shall be held in trust by the Company for the benefit of the Senior Creditor(s) and shall be immediately paid over to Senior Creditor(s), or its designated representative, for application to the payment of the Senior Debt, until all the Senior Debt is paid in full.

(d) Upon request by the Company, or Senior Creditor(s) and provided that no unexcused default shall have occurred under this Note, the Investor hereby authorizes the Company to enter into a mutually-acceptable and commercially reasonable subordination agreement with any Senior Creditor, on behalf of the Investors in the Notes, subordinating the Company's obligations to the Investors to the extent and in the manner set forth in the paragraph above up to the lesser of (a) the principal amount of the indebtedness to such Senior Creditor, or (b) the amount of unpaid principal under the Notes.

(e) If there shall occur any receivership, insolvency, assignment for the benefit of creditors, bankruptcy, reorganization, or arrangements with creditors (whether or not pursuant to bankruptcy or other insolvency laws), sale of all or substantially all of the assets, dissolution, liquidation, or any other marshaling of the assets and liabilities of Company, (i) no amount shall be paid by the Company to the Investor unless and until the principal amount of the Senior Debt has been paid in full, and (ii) no claim or proof of claim shall be filed with the Company by or on behalf of the Investors in the Notes which shall assert any right to receive any payments except subject to the payment in full of the principal of and interest on all of the Senior Debt then outstanding.

(f) Subject to the foregoing paragraphs, nothing contained in this Section 6 shall impair, as between the Company and the Investor, the obligation of the Company, subject to the terms and conditions hereof, to pay to the Investor the payments of principal and interest as and when the same become due and payable, or shall prevent the Investor, upon default hereunder, from exercising all rights, powers and remedies otherwise provided herein or by applicable law.

10. <u>Certain Restrictions</u>. Investor agrees to be bound by the agreements after the exercise of the conversion right, which agreement(s) will give to Investor rights which are at least as favorable on economic terms and other contractual rights (excluding management representation) as the most favorable rights provided to the persons who acquire Company's stock in the transaction that caused the Note to be converted, including without limitation, registration rights; or in the case of an optional conversion pursuant to Section 6(b) the rights of the Investors of the Company's common stock.

11. <u>Waiver; Remedies and Costs</u>. Company hereby waives presentment, demand, diligence, protest, notice of nonpayment or notice of dishonor. Company also waives any and all defenses based on suretyship or impairment of collateral. No waiver by Investor of any right or remedy under this Note will be effective unless in a writing signed by Investor. Neither the failure nor any delay in exercising any right, power or privilege under this Note will operate as a waiver of such right, power or privilege and no single or partial exercise of any such right, power or privilege by Investor will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power, or privilege. The rights and remedies of Investor are cumulative and recourse to one or more right or remedy will not constitute a waiver of the others. Company will be liable for all costs, expenses and attorneys' fees incurred by Investor in connection with the enforcement of Investor's rights under this Note and the Note Subscription Agreement and the collection of the indebtedness evidenced by this Note. The payment of such costs, expenses and fees is secured by this Note.

12. <u>Notices</u>. All notices or other communications hereunder will be sufficient if given in writing and delivered personally (including by way of Federal Express or similar service) or sent by telegram, email or by registered or certified U.S. Mail, First Class, postage prepaid, as follows:

If to Company, to:
CAPSLL, Inc.
Attn: Clint Davis, CEO
2010 Wilma Rudolph Rd
Austin Texas ,78748

If to Investor, to the address as provided for on the signature page hereto;

or at such other address as the addressee may from time to time designate in a notice duly given as provided herein. All such notices will be deemed to have been given on the date delivered, telegraphed or four business days after mailed.

13. <u>Severability</u>. If any provision of this Note is or is deemed to be invalid, illegal or unenforceable in any jurisdiction, such provision will be deemed to be amended to conform to applicable laws so as to be valid and enforceable and the remainder of this Note will remain in full force and effect.

14. Successors and Assigns. This Note will be binding upon and inure to the benefit of the parties and their successors and assigns.

15. Governing Law. This Note will be interpreted in accordance with the substantive laws of the State of Delaware without regard to the choice or conflict of law provisions thereof. Company and Investor hereby submit to the exclusive jurisdiction and venue of the federal or state courts, as the case may be, sitting in Travis County, Texas, in connection with any action arising from or relating to this Note. Company and Investor hereby waive all rights each may have to trial by jury in any action, proceeding or claim arising out of or related to this Note. Company and Investor acknowledge that the foregoing waiver is knowing and voluntary.

16. Exculpation among Holders. The Investor acknowledges that the Investor is not relying on any person, firm or corporation, other than the Company and its officers and Board members, in making its investment or decision to invest in the Company.

[signature page follows]

The undersigned are signing this Note as of the date stated in the introductory paragraph.

INVESTOR:	TO BE COMPLETED BY THE COMPANY:
_____ Print Name of Investor (Individual or Entity)	ACCEPTED:
_____ Signature	By: _____
_____ Title (if Investor is an Entity)	Effective Date: _____ Accepted Principal Amount: $ _____
_____ Type of Entity (*e.g., corporation, estate, trust, partnership, limited liability company, etc.*)	Payment Method: [_____]
_____ Street Address	
_____ City, State, Zip	
_____ Telephone Number	
_____ Facsimile Number	
_____ Social Security Number/FEIN	
_____ Email	
Principal Amount: $ _____	